FOR IMMEDIATE RELEASE: January 24, 2011                                                                                                                                                    PR 11-01

Atna Reports Increased Gold Production and Lower Costs at Briggs Mine

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN – OTCBB:ATNAF) is pleased to report increased production and reduced unit costs at the Briggs Mine in Inyo County, California for the fourth quarter ending December 31, 2010.

•	Gold sales for the fourth quarter 2010 increased 26% from third quarter to 7,800 ounces or 36% over the preceding nine month average.
•	Gold recovered to carbon increased by 36% over the third quarter to 8,100 ounces or 37% over the preceding nine month average.
•	Total tons mined increased by 7% to 2.9 million short tons from the third quarter or 19% over the preceding nine month average.
•	Unit cash cost of production for the fourth quarter was $878 per ounce, a 15% reduction over the third quarter and a 10% reduction over the preceding nine month average.
•	Gold sales revenue was $30.4 million for full year 2010.
•	Gold in doré produced for full year 2010 totaled 25,100 ounces.
•	Estimated recoverable gold in inventory was 13,585 ounces at year end.

“We are continuing to see improved performance at our Briggs mine, and are confident that further productivity and operating cost improvements will be achieved. A combination of factors caused our 2010 results to be less than we expected. We have resolved many of the issues that affected the mine’s performance and anticipate that these improvements will allow us to meet or exceed our 2011 production targets,” states James Hesketh, President & CEO.

The 2011 operating plan for Briggs is expected to produce approximately 35,000 to 39,000 ounces of gold at an average cash cost for the year of between $750 and $820 per ounce produced. Approximately 60 percent of the gold produced for the year will be produced in the second half of 2011 under this plan. According to the plan, we will crush and place on the leach pad approximately 2.8 million tons of ore containing 46,000 ounces of gold. The waste stripping ratio is projected to be 3.3 tons of waste per ton of ore. This plan will increase the mining rate, while crushing rates remain the same. An additional haul truck and expansion of the leach pad will be required to accomplish this plan.

Construction of a 7.5 million ton expansion to the leach pad has commenced. This project, due for completion in April 2011, is sufficient to meet the life-of-mine stacking requirements and would allow Briggs to complete the current life-of-mine operating plan if we add no additional mineral reserves from our ongoing exploration activities.

All outstanding gold option hedge contracts for Briggs were closed out in 2010. The only remaining gold sales commitments are related to the 2009 Gold Bond facility that committed approximately 3,160 ounces per year at a price of $1,113 per ounce in installments over the remaining three years of the Bond facility.

Cash cost of production averaged $878 per ounce for the fourth quarter and $948 per ounce for full year 2010. Cash costs for 2010 and the fourth quarter bore period costs related to higher than average strip ratio. For full year 2010, the strip ratio was 3.3, while in the fourth quarter the strip ratio was 3.8. The Briggs mine plan, including 2011, is front end loaded with high waste stripping requirements due to deposit geometry. The remaining life-of-mine strip ratio is 2.1 which should result in lower future cash costs.

Other factors that impacted operating costs in 2010 were increased costs for diesel fuel, lime, and steel, and poor availability of timely equipment parts from equipment vendors. We have assurance from the equipment vendors that these part supplies issues will be resolved in 2011. Our major equipment vendors have provided consignment inventories of spare parts to help mitigate this issue in the future.

Another factor contributing to high unit costs at Briggs was a poor reconciliation of mined ore to the mine model as mining progressed from the upper BSU pit through a peripheral transition zone to the lower Main Briggs pit. This issue resulted in the development of fewer ore tons than anticipated, reducing ore deliveries to the crusher and ultimately resulting in lower gold production than projected. Mining has progressed through this zone and the reconciliation of actual results to model is now performing as expected. Additional infill and step-out drilling at Briggs in 2011 will provide a better understanding of the peripheral zones in the mine model and may increase reserves.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs at the Briggs Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2009 Form 20-F dated March 26, 2010.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com